PROSPECTUS
                                       [LOGO]


                                KEY ENERGY SERVICES, INC.

                                   150,000 WARRANTS

                                2,173,433 OF COMMON STOCK



This prospectus relates to:

     -    The resale of 150,000 warrants that we previously issued;
     -    The issuance of common stock upon exercise of the warrants; and
     - If required by applicable law, the resale of the common stock issued upon exercise of the warrants.

     We will not receive any of the proceeds from the resale of the warrants or the resale of the common stock issuable upon exercise of the warrants. We will, however, receive proceeds from any exercise of the warrants. Each warrant, when exercised, will entitle the holder to receive 14.4896 shares of our common stock at an exercise price of $4.88125 per share. Therefore, if all of the warrants are exercised, we will issue an aggregate of 2,173,433 shares of common stock and we will receive aggregate proceeds of $10,609,070.

     You should read this prospectus carefully before you invest.

     Our common stock is listed and traded on the New York Stock Exchange under the symbol "KEG." The warrants are not listed for trading on any exchange.

     On July 13, 1999, the last reported sale price of our common stock was $3.88 per share.


    Consider carefully the risk factors beginning on page 5 of this Prospectus.

Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is illegal.


                      This prospectus is dated July 16, 1999.

                                  TABLE OF CONTENTS


SECTION                                                                    PAGE
-------                                                                    ----

Where You Can Find More Information...........................................3

Key Energy Services, Inc......................................................4

The Offering..................................................................4

Forward-Looking Statements....................................................5

Risk Factors..................................................................5

Use of Proceeds...............................................................9

Selling Securityholders......................................................10

Plan of Distribution.........................................................11

Description of Capital Stock.................................................12

Description of Warrants......................................................13

Legal Matters................................................................15

Experts......................................................................15


                         WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 (Reg. No. 333-79851) with respect to this offering. This prospectus, which is a part of the registration statement, does not contain all the information contained in the registration statement, including its exhibits and schedules. For further information about us, you should refer to the registration statement, including the exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

     SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to documents we file with the SEC. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act:

     - Annual Report on Form 10-K for the year ended June 30, 1998, as amended on October 28, 1998 and as further amended on March 31, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, as amended on March 31, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, as amended on March 31, 1999, and as further amended April 30, 1999;

     -    Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - Current Reports on Form 8-K, filed on September 28, 1998, May 6, 1999, April 20, 1999, February 3, 1999, December 21, 1998 and Form 8-K/A filed on October 28, 1998 and March 31, 1999;

     - Our prospectus dated April 16, 1999, as filed with the SEC under Rule 424(b) on April 16, 1999, as supplemented by the prospectus supplement dated May 4, 1999, filed with the SEC pursuant to Rule 424(b) on May 4, 1999;

     -    Proxy Statement on Schedule 14A, dated November 17, 1998; and

     - The description of the our common stock contained in Form 8-A dated March 27, 1998, including any amendments or reports that have been filed to update the description.

     You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address:

     Key Energy Services, Inc.
     Two Tower Center, 20th Floor
     East Brunswick, New Jersey 08816
     (732) 247-4822

                             KEY ENERGY SERVICES, INC.

BUSINESS

     We are the world's largest onshore oil and gas well service and workover company based on the number of rigs we own and available industry data. We provide a complete range of rig-based well maintenance, workover, completion, recompletion, contract drilling and non-rig ancillary well services to major and independent oil and gas companies. We believe that we have the most comprehensive array of services of any participant in the market and have differentiated ourselves from our competitors by our position as a single-source provider of multiple well-head based services and products across multiple geographic regions. In addition to maintenance and workover services, we provide services that include:

          -    The completion of newly drilled wells
          - the recompletion of existing wells (including horizontal recompletions)
          - plugging and abandonment of wells at the end of their useful lives
          -    oilfield fluid and equipment transportation
          -    oilfield fluid storage and disposal services
          -    fishing and rental tools
          -    wireline services
          -    air drilling
          -    hot oiling
          -    production testing services

     AREAS OF OPERATION. Our principal operating regions in the United States include West Texas, the Gulf Coast, Oklahoma, Michigan, the Appalachian Basin, the Rocky Mountains, the Ark La Tex region, the Four Corners area and California. We also operate in Argentina and have limited operations in Ontario, Canada.

     OPERATING ASSETS. We estimate that our share of the domestic onshore well service rig fleet is approximately 37% based on the number of rigs we own and available industry data. Our operating assets consist of approximately 1,420 well service and workover rigs, 75 drilling rigs and 1,130 oil field trucks.

     ACQUISITIONS. We have pursued an acquisition strategy designed to consolidate a highly fragmented industry that is primarily comprised of small, regional well service companies. Over the last three years, we have completed over 50 acquisitions, for an aggregate consideration of approximately $807 million.

                            ____________________________

     Our principal executive offices are located at Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816 and our phone number is (732) 247-4822.

                                     THE OFFERING

This prospectus relates to:

     - The resale of 150,000 warrants we previously issued in an offering of 150,000 units, consisting of $150,000,000 principal amount of our 14% Senior Subordinated Notes due 2009 and the warrants;

     -    The issuance of common stock upon exercise of the warrants; and

     - If required by applicable law, the resale of the common stock issued upon exercise of the warrants.

     USE OF PROCEEDS. If all of the warrants are exercised in full, we will receive aggregate proceeds of $10,609,070. These proceeds will be used for general corporate purposes or as otherwise described herein.

                              FORWARD-LOOKING STATEMENTS

     The statements made in this prospectus or in the documents we have incorporated by reference that are not statements of historical fact, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe," or similar terminology.

     The forward-looking statements include discussions about business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources, and statements concerning the integration into our business of the operations we have acquired. Although we believe that the expectations in such statements are reasonable, we can not give any assurance that those expectations will be correct.

     We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

     Our operations are subject to several uncertainties, risks and other influences, many of which are outside our control and any of which could materially affect our results of operations and ultimately prove the statements we make to be inaccurate.

     Important factors that could cause actual results to differ materially from our expectations are discussed under the heading "Risk Factors" and elsewhere in this prospectus.

                                     RISK FACTORS

     YOU SHOULD CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO BUY THE WARRANTS.

RECENT OPERATING LOSSES

     We have experienced a significant decrease in the demand for our services during the last three quarters that has resulted in operating losses. The proceeds of our May 1999 public offering permitted us to reduce indebtedness and has provided us with a cash reserve which, together with cash from operations, should permit us to maintain operations for the balance of calendar 1999 and through 2000. However, there must be a significant improvement in the demand for our services for us to be able to generate cash from operations sufficient to service our indebtedness or to return to profitability. No assurance can be given when or if there will be any such improvement in demand for our services.

RISKS ASSOCIATED WITH OIL AND GAS INDUSTRY -- OUR BUSINESS IS DEPENDENT ON CONDITIONS IN THE OIL AND GAS INDUSTRY, ESPECIALLY THE PRODUCTION EXPENDITURES OF OIL AND GAS COMPANIES.

     The demand for our services is directly influenced by current and anticipated oil and gas prices, oil and gas production costs, and government regulation and conditions in the worldwide oil and gas industry, and particularly on the level of development, exploration and production activity of, and corresponding spending by, oil and gas companies. Most of our operations are in the United States where the demand for well servicing and related services currently is depressed in many markets because of weak oil prices, which recently were at a twelve-year low. Continued weakness in oil and gas prices may cause lower day rates and lower utilization of available well service equipment, which may influence the recoverability and carrying value of our long-term assets and related goodwill balances, pursuant to the provisions of SFAS 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." In addition, when oil prices are weak, fewer wells are drilled, resulting in less drilling and less maintenance work for us. Periods of diminished or weakened demand may continue to occur. In light of these and other factors relating to the oil and gas industry, our historical operating results may not be indicative of future performance. In addition, reductions in oil prices can result in a reduction in the trading prices of our securities, even if the reduction in oil prices does not affect our business generally.

SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER OUR CURRENT INDEBTEDNESS.

     We have a significant amount of indebtedness. Our substantial indebtedness could:

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to fund future working capital, capital expenditures and other general corporate requirements;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared to our competitors that have less debt; and

     - limit, along with the financial and other restrictive covenants in our credit facility, among other things, our ability to borrow additional funds. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

ADDITIONAL BORROWINGS AVAILABLE -- DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES STILL MAY BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER INCREASE THE RISKS DESCRIBED ABOVE.

     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Our credit facility currently permits additional borrowings of up to approximately $9.0 million. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

ABILITY TO SERVICE DEBT -- TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     We cannot assure you that our business will generate sufficient cash flow form operations to service our outstanding debt, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity.
We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility, on commercially reasonable terms or at all.
RISKS ASSOCIATED WITH INTEGRATION OF ACQUISITIONS -- WE HAVE PURSUED, AND INTEND TO CONTINUE TO PURSUE, ACQUISITIONS. OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE CANNOT EFFECTIVELY INTEGRATE ACQUIRED OPERATIONS.

     One of our business strategies has been to acquire operations and assets that are complementary to our existing businesses. In the last 18 months, our acquisitions have doubled the number of well service rigs we own. Our revenues have grown from $44.7 million in fiscal 1995 to $645.6 million on a pro forma basis in fiscal 1998, largely as a result of acquisitions. Acquiring operations and assets involves financial, operational and legal risks. These risks include the difficulty of assimilating operations, systems and personnel of the acquired businesses and maintaining uniform standards, controls, procedures and policies. We currently do not have an active acquisition program, but we may make strategic acquisitions in the future under certain circumstances. Any future acquisitions would likely result in an increase in expenses. In addition, competition from other potential buyers could cause us to pay a higher price than we otherwise might have to pay and reduce our acquisition opportunities. Moreover, our past success in making acquisitions and in integrating acquired businesses does not necessarily mean we will be successful in making acquisitions and integrating businesses in the future.

OPERATING RISKS; INSURANCE -- OUR BUSINESS COULD BE ADVERSELY AFFECTED BY CERTAIN OPERATING RISKS, AND OUR INSURANCE MAY NOT BE ADEQUATE TO COVER ALL LOSSES OR LIABILITIES WE MIGHT INCUR IN OUR OPERATIONS.

     Our operations are subject to many hazards. These hazards include explosions, blow-outs, reservoir damage, loss of well control, cratering, fires and damage to the environment. In addition, we are subject to seasonal risks caused by adverse weather conditions such as rain and flooding, high winds and severe winter storms. Operations in northern regions are subject to limitations on transporting equipment during the spring thaw. These hazards and risks could cause the suspension of operations, damage to or destruction of our equipment and the property of others and injury or death to field personnel. Like most companies in our industry, we have experienced some of these incidents in our operations. The frequency and severity of these incidents affect our operating costs and our relationships with customers, employees and regulators. Any significant increase in the frequency or severity of such incidents, or the general level of compensation awards, could affect our ability to obtain insurance and could have a material adverse effect on our business. We have insurance, customary in the industry, to protect against these liabilities. However, this insurance is capped at $50 million per incident and does not provide coverage for all liabilities. Our insurance may not be adequate to cover all losses or liabilities that we might incur in our operations. To the extent our liability for any particular loss or liability exceeds the $50 million cap, we would incur costs for the excess. Moreover, we may not be able to maintain insurance at adequate levels or at reasonable rates and particular types of coverage may not be available in the future.

COMPETITION

     We experience intense competition in our markets. Certain of our competitors have greater financial and other resources than we do.

POTENTIAL LABOR SHORTAGE -- WE HISTORICALLY HAVE EXPERIENCED A HIGH EMPLOYEE TURNOVER RATE. ANY DIFFICULTY WE EXPERIENCE REPLACING OR ADDING WORKERS COULD ADVERSELY AFFECT OUR BUSINESS.

     We historically have experienced an annual employee turnover rate of over 50%. The high turnover rate is caused by the nature of the work, which is physically demanding and performed outdoors. As a result, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. Although we currently are downsizing our workforce, we cannot assure that at times of high demand we will be able to recruit and train workers. Potential inability or lack of desire by workers to commute to our facilities and job sites and competition for workers from other industries are factors that could affect our ability to attract workers. We believe that our wage rates are competitive with the wage rates of our competitors and other potential employers. A significant increase in the wages other employers pay could result in a reduction in our workforce, increases in our wage rates, or both. Either of these events could diminish our profitability and growth potential.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS -- WE MAY BECOME LIABLE FOR PENALTIES UNDER A VARIETY OF ENVIRONMENTAL LAWS AND GOVERNMENT REGULATIONS EVEN IF WE DO NOT CAUSE ANY ENVIRONMENTAL PROBLEMS. CERTAIN CHANGES IN ENVIRONMENTAL LAWS AND GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our operations are subject to foreign, federal, state and local laws and regulations relating to protection of the environment, natural resources, health and safety, waste management and transportation of waste and other materials including hydrocarbons and chemicals. Our fluid services include injection operations that pose certain risks of environmental liability. Although we monitor the injection process, the possibility exists of leakage to surface or subsurface soils or groundwater, which could result in cancellation of well operations, fines and penalties, expenditures for remediation, and liability for property damages and personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations also may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. In addition, our operations may be subject to potential liability for environmental clean up at currently or previously owned or operated properties or off-site locations where we sent, disposed of, or arranged for disposal of hazardous materials. A party can be liable for environmental damage without regard to its negligence or fault. Therefore, we could incur liability based on the conduct of others, or for acts that were lawful at the time we performed them. Environmental laws have become more stringent over the years. The modification or interpretation of existing laws or regulations, the adoption of new laws or regulations or the more vigorous enforcement of environmental laws or regulations could curtail exploratory or development drilling for oil and gas and could limit well servicing opportunities.

FOREIGN INVESTMENTS -- OUR FOREIGN BUSINESS EXPOSES US TO RISKS RELATING TO INCREASED REGULATION AND POLITICAL OR ECONOMIC INSTABILITY WITHIN CERTAIN FOREIGN COUNTRIES.

     We have investments and may make additional investments in Argentina and Canada. We may make other investments outside the United States. Foreign investments are subject to risks relating to the political, social and economic structures of those countries. Risks may include fluctuations in currency valuation, expropriation, confiscatory taxation and nationalization, currency conversion restrictions, increased regulation and approval requirements and governmental policies limiting returns to foreign investors. In fiscal 1998, our foreign operations accounted for less than 10% of our revenues.

DEPENDENCE ON KEY PERSONNEL -- OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE LOSE OUR EXECUTIVE OFFICERS.

     We depend upon the performance of our executive officers. We have entered into employment agreements with these executive officers that contain non-compete provisions. Notwithstanding these agreements, we may not be able to retain our executive officers and may not be able to enforce the non-compete provisions in the employment agreements. We maintain key person life insurance on the lives of certain of our officers, including our chief executive officer. This insurance does not mean that the death or disability of one or more of them would not adversely affect our operations.

YEAR 2000 ISSUE -- THE YEAR 2000 PROBLEM MAY ADVERSELY AFFECT OUR BUSINESS IF OUR SUPPLIERS AND CUSTOMERS DO NOT ADEQUATELY ADDRESS THEIR YEAR 2000 CONCERNS.

     We currently are implementing a new integrated management information system along with updated hardware that will replace most of our current systems. The new management information system will be year 2000 compliant for our systems as well as for those of our past and future acquisitions. Implementation began in July 1998 and is scheduled to be substantially completed by June 1999. Our new management information systems do not cover our Argentine operations, but we have established a separate system, which is year 2000 compliant, that will be implemented in late 1999.

     We have not yet developed a plan to formally communicate with our significant suppliers and customers to determine if those parties have appropriate plans to remedy year 2000 issues when their systems interface with our systems or otherwise have an impact on our operations. We do not anticipate that this will have a material impact on our operations. However, there can be no assurance that the systems of other companies on which we rely will be timely converted, or that failure to successfully convert by another company, or conversion that is incompatible with our systems, would not have an impact on our operations. We currently do not have a contingency plan to cover any unforeseen problems encountered that relate to the year 2000, but we intend to produce one before the end of the current fiscal year.

     The cost of the new management information system is not anticipated to have a material impact on our business. Although we are not aware of any material operational issues or costs associated with preparing our internal systems for the year 2000, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address the year 2000 issues.

     If we are unable to adequately address the year 2000 issue in a timely manner, the worst case scenario would be that we could suffer significant computer downtime, and billings, payments and collections would revert to manual accounting records. In addition, the inability of our principal suppliers and major customers to be year 2000 compliant could result in delays in product deliveries from those suppliers and collection of accounts receivable.

SHARES ELIGIBLE FOR FUTURE SALE -- THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE PERCEPTION THAT SUCH SALES COULD OCCUR.

     As of June 7, 1999, we had 83,155,068 shares of common stock outstanding. Approximately 16.2 million additional shares of common stock were issuable upon the exercise of outstanding options, warrants and convertible securities. All of these shares will be registered under the Securities Act or are subject to registration rights agreements. The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur.

VOLATILITY -- THE TRADING PRICE OF OUR SECURITIES COULD BE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     The trading price of our common stock has been volatile. Factors such as announcements of fluctuations in our or our competitors' operating results and market conditions for oil and gas related stocks in general could have a significant impact on the future trading prices of our securities. In particular, the trading price of the common stock of many oil and gas companies has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were
affected.   The trading prices of our securities could be subject to significant fluctuations in response to variations in our prospects and operating results, which may in turn be affected by weakness in oil prices, changes in interest rates and other factors. In addition, our May 1999 public offering of 58,508,772 shares of our common stock resulted in an approximate 317% increase in the number of shares of our common stock issued and outstanding. The historical volume of trading and historical trading price of our common stock has been based on a substantially lower number of outstanding shares of our common stock than were outstanding after the offering. Therefore, our prior trading volume and prior market price may not be indicative of our future trading volume and market price. There can be no assurance that these factors will not have an adverse effect on the trading prices of our securities.

                                   USE OF PROCEEDS

     We will not receive any of the proceeds from the resale of the warrants or the resale of the common stock issued upon exercise of the warrants. We will, however, receive the proceeds from the exercise of the warrants. If all of the warrants are exercised, we would receive aggregate proceeds of approximately $10.61 million. The proceeds from the exercise of warrants will be used for general corporate purposes, which may include refinancings of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of securities.

                               SELLING SECURITYHOLDERS

     The following table sets forth certain information with respect to each selling securityholder for whom we are registering warrants and common stock issuable upon exercise of the warrants for resale. Beneficial ownership of the warrants by the selling securityholders after this offering will depend on the number of warrants sold by each selling securityholder; however, the table assumes that all warrants owned by a beneficial owner are offered and resold pursuant to this prospectus. This prospectus also covers the resale of common stock issued upon the exercise of the warrants. However, since the distribution of common stock upon exercise of the warrants also is covered by this prospectus, we do not anticipate that this prospectus will be required for resales of the common stock. Therefore, the table set forth below does not include information concerning potential resales of the common stock issuable upon exercise of the warrants. Other than the selling securityholders' ownership of our securities, no material relationship exists between any of the selling securityholders and us, nor have any such relationships existed within the past three years.


                                                                      BENEFICIAL OWNERSHIP OF
                                                                      WARRANTS BEFORE OFFERING
                                                                     --------------------------
                                                                     NUMBER OF
                                                                      WARRANTS         % OF
  NAME                                                                 OWNED           CLASS
---------                                                            ----------     -----------
The Bank of New York.............................................        35,000          23.33%
Bear, Stearns Securities Corp....................................         6,000           4.00%
Brown Brothers Harriman & Co.....................................         2,750           1.83%
Chase Manhattan Bank.............................................         7,000           4.67%
Firstar Trust Company............................................         4,000           2.67%
Investors Bank & Trust/M.F. Custody..............................        30,250          20.17%
The Northern Trust Company.......................................         1,600           1.07%
State Street Bank and Trust Company..............................        33,025          22.02%
UMB Bank, National Association...................................         6,500           4.33%
Bankers Trust Company............................................         3,175           2.12%
Boston Safe Deposit and Trust Company............................         3,900           2.60%
Citibank, N.A....................................................         3,900           2.60%
FUNB-Philadelphia Main...........................................         1,150           *
Lehman Brothers, Inc.............................................         4,500           3.00%
PNC Bank, N.A....................................................         9,500           6.33%
Swiss American Securities Inc....................................           250           *
                                                                     ----------     -----------
       Total.....................................................       150,000            100%
                                                                     ----------     -----------
                                                                     ----------     -----------

---------------------

     The information in the table with respect to selling securityholders who are holders of warrants has been prepared based upon information furnished to the company by or on behalf of the selling securityholders.

                                 PLAN OF DISTRIBUTION

     This prospectus relates to:

     -    The resale of 150,000 warrants held by the selling securityholders;
     -    Our issuance of common stock upon exercise of the warrants; and
     - If required by applicable law, the resale of the common stock issued upon exercise of the warrants.

     Although this prospectus relates to resales of common stock issued upon exercise of warrants, we do not anticipate that a prospectus will be required to be delivered with respect to those sales because the distribution of our common stock upon the exercise of the warrants also is covered by this prospectus.

     We will bear all costs, expenses and fees in connection with registration of the securities covered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the resale of warrants or common stock issued upon the exercise of warrants will be borne by the selling securityholders.

     Sales of warrants or common stock issued upon exercise of the warrants may be affected by selling securityholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the securityholders, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their warrants or common stock issued upon exercise of the warrants, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of warrants or common stock issued upon exercise of the warrants by the selling securityholders.

     The selling securityholders may affect such transactions by selling warrants or common stock issued upon exercise of the warrants directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchasers of warrants for whom such broker-dealers may act as agents or to whom they sell as principal, or both which compensation as to a particular broker-dealer might be in excess of customary commissions.

     The selling securityholders and any broker-dealers that act in connection with the sale of warrants might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the warrants or common stock issued upon exercise of the warrants sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling securityholders may agree to indemnify any agent dealer or broker-dealer that participates in transactions involving sales of the warrants or common stock issued upon exercise of the warrants against certain liabilities, including liabilities arising under the Securities Act.

     Because selling securityholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling securityholders may be subject to the prospectus delivery requirements of the Securities Act.

     Selling securityholders also may resell all or a portion of the warrants or common stock issued upon exercise of the warrants in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

     After we are notified by a selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of warrants or common stock issued upon the exercise of warrants through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling securityholder and of the participating broker-dealer(s), (ii) the type and number of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigations to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

                             DESCRIPTION OF CAPITAL STOCK

     As of May 12, 1999, our authorized capital stock was 100,000,000 shares, which may be issued as either shares of preferred stock or common stock. As of that date, we had 77,302,401 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

     LISTING. Our common stock is listed on the New York Stock Exchange under the symbol "KEG." Any additional common stock we issue will also be listed on the NYSE.

     DIVIDENDS. Common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or another form. However, certain of our existing debt agreements contain covenants that currently restrict us from paying dividends. Additionally, in certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders. We also are authorized to issue non-voting common stock under our charter.

     FULLY PAID. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

     VOTING RIGHTS. Each share of common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to preemptive or cumulative voting rights.

     OTHER RIGHTS. We will notify common stockholders of any stockholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders.

     TRANSFER AGENT AND REGISTRAR. Our transfer agent and registrar is American Stock Transfer & Trust Company, New York, New York.

PREFERRED STOCK

     Our board of directors can, without approval of our stockholders, issue one or more series of preferred stock. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

     The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

                               DESCRIPTION OF WARRANTS

     The warrants were issued pursuant to a warrant agreement with The Bank of New York, as Warrant Agent. The following summary of certain provisions of the warrant agreement is not complete and is qualified in its entirety by reference to the warrant agreement. A copy of the warrant agreement may be obtained by contacting Key Energy Services, Inc. at Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816, Attention: General Counsel.

GENERAL

     SHARES ISSUABLE UPON EXERCISE. Each warrant, when exercised, entitles a holder to receive 14.4896 fully paid and non-assessable shares of our common stock. The exercise price is $4.88125 per share of common stock. The exercise price and the number of shares of common stock issuable upon exercise of a warrant are both subject to adjustment in certain circumstances described below. The warrants currently trade as a unit with our 14% senior subordinated notes due 2009, and will continue to trade as a unit until the earlier of:

     - The commencement of an exchange offer or the effectiveness of a shelf-registration statement with respect to the registration of the 14% notes under the Securities Act;

     -    July 15, 1999;

     -    Or such date as the underwriter for the unit offering may determine.

     EXERCISE PERIOD. Warrants are exercisable at any time on or after January 25, 2000. Unless earlier exercised, the warrants will expire on January 15, 2009. We will give notice of expiration not less than 90 nor more than 120 days before the expiration date to the registered holders of the then outstanding warrants. If we fail to give the notice when required, the warrants will not expire until 90 days after notice is given.

     The warrants are not listed for trading on any stock exchange, but the common stock issuable upon exercise of the warrants has been listed on the New York Stock Exchange.

     EXERCISE PROCEDURES. In order to exercise all or any of the warrants, holders are required, in the case of a warrant in certificated form, to surrender to the warrant agent the certificate representing the warrants to be exercised, and in the case of a warrant held in book-entry form, to comply with the applicable procedures set forth in the warrant agreement, in each case with the accompanying form of election to purchase properly completed and executed, and to pay in full the exercise price for each share of common stock or other securities issuable upon exercise of the warrants. The exercise price may be paid:

          (i) in cash or by certified or official bank check or by wire transfer to an account that we have designated for that purpose; or

          (ii) without the payment of cash, by reducing the number of shares of common stock that would be obtainable upon the exercise of a warrant and payment of the exercise price in cash so as to yield a number of shares of common stock upon the exercise of the warrant equal to the product of (a) the number of shares of common stock for which the warrant is exercisable as of the date of exercise (if the exercise price were being paid in cash) and (b) the "cashless exercise ratio," as defined in the warrant agreement.

     VOTING RIGHTS; DIVIDENDS. If warrants are not exercised, warrant holders will not be entitled to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as a stockholder in respect of any stockholders meeting for the election of our directors or any other purpose, or to exercise any other rights whatsoever as a stockholder.

     ADJUSTMENTS. The number of shares of common stock issuable upon the exercise of the warrants and the exercise price will be subject to adjustment in certain circumstances, including:

          (i) payment of dividends and other distributions on our common stock payable in our common stock or our other equity interests;

          (ii) subdivisions, combinations and certain reclassifications of our common stock;

          (iii) the issuance to all holders of common stock of rights, options or warrants entitling them to subscribe for additional shares of common stock, or of securities convertible into or exercisable or exchangeable for additional shares of common stock at an offering price (or with an initial conversion, exercise or exchange price plus such offering price) that is less than the then current market value per share of common stock;

          (iv) the distribution to all holders of common stock of any of our assets (including cash), our debt securities or any rights or warrants to purchase any securities (excluding those rights, options and warrants referred to in clause (iii) above and cash dividends and other cash distributions from current or retained earnings);

          (v) the issuance of shares of common stock for a consideration per share that is less than the then current market value per share of common stock; and

          (vi) the issuance of securities convertible into or exercisable or exchangeable for common stock for a conversion, exercise or exchange price per share that is less, than the then current market value per share of common stock.

     The events described in clauses (v) and (vi) above are subject to certain exceptions described in the warrant agreement, including, without limitation, certain BONA FIDE public offerings and private placements, issuances of common stock under any option, warrant, right or convertible security exercisable upon issuance of the warrants and certain issuances of common stock pursuant to employee stock incentive plans.

     No adjustment in the exercise price will be required unless the adjustment would result in an increase or decrease of at least 1% in the exercise price; PROVIDED, HOWEVER, that any adjustment that is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment. In addition, we may at any time reduce the exercise price (but not to an amount that is less than the par value of the common stock) for any period of time (but not less than 20 business days) as deemed appropriate by our board of directors.

     If we consolidate or merge, or sell all or substantially all of our assets to another person, each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which you would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior thereto. However, if
(i) we consolidate, merge or sell all or substantially all of our assets to another person and, in connection therewith, the consideration payable to the holders of common stock in exchange for their shares is payable solely in cash or (ii) we dissolve, liquidate or wind-up, then warrant holders will be entitled to receive distributions on an equal basis with the holders of common stock or other securities issuable upon exercise of the warrants, as if the warrants had been exercised immediately before such event, less the exercise price.

     AMENDMENT. Any amendment or supplement to the warrant agreement that has an adverse effect on the interests of warrant holders will require the written consent of the holders of a majority of the then outstanding warrants (excluding any warrants held by us or any of our affiliates). Notwithstanding the foregoing, from time to time, we and the warrant agent, without the consent of warrant holders, may amend or supplement the warrant agreement for certain purposes, including to cure any ambiguities, defects or inconsistencies or to make any change that does not adversely affect your rights.

                                    LEGAL MATTERS

     Certain legal matters relating to the validity of the common stock and the debt securities will be passed upon by Porter & Hedges, L.L.P., Houston, Texas.

                                   EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of June 30, 1998 and 1997, and for each of the years in the three-year period ended June 30, 1998, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Dawson Production Services, Inc. and subsidiaries as of March 31, 1998 and 1997, and for each of the years in the three-year period ended March 31, 1998, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.